As filed with the Securities and Exchange Commission on December 28, 2001.

Registration No. 333 - _______________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

REGAN HOLDING CORP.
(Exact name of registrant as specified in its charter)

California	68-0211359

(State or other	(I.R.S. Employer

jurisdiction of	Identification No.)

incorporation or

organization)

2090 Marina Avenue
Petaluma, CA 94954
707-778-8638
(Address, including zip code and telephone number,
including area code, of registrant’s principal executive offices)

R. Preston Pitts
President and Chief Operating Officer
Regan Holding Corp.
 2090 Marina Avenue
Petaluma, CA 94954
707-778-8638
(Name, address, including zip code and telephone number,
including area code, of agent for service)

Copy to:
Joseph L. Seiler III
LeBoeuf, Lamb, Greene & MacRae, L.L.P.
125 West 55th Street
New York, NY 10019-5389

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the registration statement becomes effective.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following the box. [X]

      If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
	Amount To Be	Offering Price	Aggregate	Amount Of
Title Of Shares To Be Registered	Registered	Per Unit (1)	Offering Price (1)	Registration Fee (2)

Series A Common Stock, no par value	$21,000,000	$.6943	$14,580,332.00	$3,484.70
Options to Purchase Series A Common Stock, no par value	—	$0.00	$0.00	—

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 (h).

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, $2,472.54 of the registration fee is offset by $2,472.54 of the registration fee previously paid by the registrant under Registration Statement File No. 333-67219, which was initially filed on November 12, 1998.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we and the selling shareholders are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED December 28, 2001

Stock options to be issued under
Regan Holding Corp. Amended and Restated Producer Stock Award and Option Plan
or Regan Holding Corp. Amended and Restated 1998 Stock Option Plan and

21,000,000 shares of

Regan Holding Corp.
Series A Common Stock
(no par value)

Regan Holding Corp. is offering the following securities:

•	Stock options granted under our Amended and Restated Producer Stock Award and Option Plan to certain independent insurance producers and registered representatives who market annuity, life insurance, long term care insurance, and investment products on behalf of our subsidiaries, and to other non-employees.

•	Stock options granted under our Amended and Restated 1998 Stock Option Plan to certain employees and members of our Board of Directors.

•	Shares of Series A Common Stock with no par value issued upon exercise of stock options granted under the above mentioned plans.

•	Shares of Series A Common Stock with no par value awarded under our Amended and Restated Producer Stock Award and Option Plan.

Options to purchase up to an aggregate of 21,000,000 shares may be granted under these stock option and award plans, subject to adjustments described in those plans and this prospectus.

The exercise price of the stock options will be determined by the committees that administer the stock option and award plans at or prior to the time of grant.

No underwriting discounts or commissions will be paid in connection with this offering. Neither the stock options nor shares are listed on any national securities exchange.

We are a California corporation with principal executive offices located at 2090 Marina Avenue, Petaluma, CA 94954, and our telephone number is 707-778-8638.

Exercise of the stock options or investment in the shares involves a high degree of risk. See “Risk Factors” on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ________, 2001.

You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy the securities in any state where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus. Our business, financial condition, results of operations and prospectus may have changed since the date indicated on the front cover of this prospectus. Unless noted otherwise, we have prepared the financial statements and other information included in this prospectus in accordance with accounting principles generally accepted in the United States.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	3

FORWARD-LOOKING STATEMENTS	7

RISK FACTORS	7

USE OF PROCEEDS	12

DETERMINATION OF OFFERING PRICE	12

DESCRIPTION OF THE PLANS	13

PLAN OF DISTRIBUTION	17

DESCRIPTION OF CAPITAL STOCK	17

MARKET PRICE OF AND DIVIDENDS ON THE COMPANY’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	19

LEGAL MATTERS	19

EXPERTS	19
WHERE YOU CAN FIND MORE INFORMATION	19

IMPORTANT INFORMATION INCORPORATED INTO THIS PROSPECTUS	19

PROSPECTUS SUMMARY

     This summary highlights information described more fully elsewhere in this prospectus and the documents incorporated by reference. This entire prospectus should be read before making an investment decision.

OUR COMPANY

     Regan Holding Corp. is a non-operating holding company, incorporated in the State of California, whose primary operating subsidiary is Legacy Marketing Group. During the nine months ended September 30, 2001, Legacy Marketing Group generated approximately 96% of our consolidated revenues. Legacy Marketing Group designs, markets and administers fixed annuity and life insurance products on behalf of four unaffiliated insurance carriers in each of the United States, except Alabama and New York, and in the District of Columbia.

     Legacy Marketing Group has entered into marketing agreements with American National Insurance Company, IL Annuity and Insurance Company, Transamerica Life Insurance and Annuity Company, and John Hancock Variable Life Insurance Company. The marketing agreements grant us the exclusive right to market certain fixed annuity and life insurance products issued by these insurance carriers. Under the terms of these agreements, we are responsible for appointing independent insurance producers (who we refer to as “Producers”) who have contracted with us to sell fixed annuity and life insurance products. For these services, the insurance carriers pay us marketing allowances and commissions based on the volume of insurance policies placed inforce. We are responsible for paying sales commissions to the Producers.

     Legacy Marketing Group currently markets insurance policies through a network of approximately 23,000 Producers, of whom approximately 6,000 generated business during the first eleven months of 2001. Each Producer has entered into a non-exclusive agreement with Legacy Marketing Group which defines the parties’ business relationship. The agreement may be terminated with up to ninety days notice by either the Producer or Legacy Marketing Group, with or without cause.

     Our sales network is built on a multi-level structure in which Producers may sponsor other Producers. Sponsored Producers are referred to as “downline” Producers within the sponsoring Producer’s network. Sponsored Producers may also sponsor other Producers, creating a hierarchy under the original sponsoring Producer. The Producer contract contains a nine-level design in which a Producer may advance from one level to the next based on commission level and the size of the Producer’s downline network. As a Producer advances to higher levels within the system, he receives a higher commission on sales made through his downline network. This creates a financial incentive for Producers to build a hierarchy of downline Producers, which contributes to their financial growth and to the growth of Legacy Marketing Group. Advancements to higher levels can occur as often as every three months. Producers at the highest levels are called “Wholesalers.”

     We provide tools and services that assist Wholesalers with recruiting, training and support responsibilities associated with the Producers in their hierarchy. In addition, we assist Producers with programs designed to increase their sales and better serve their clients. Recruiting and training programs include visual presentations, product videos and seminars, advertising material guidelines and sales flip charts. We also produce product information, sales brochures, pre-approved advertisements and recruiting material.

     Legacy Marketing Group also assists the insurance carriers in product design and development. Our marketing and actuarial departments work with the insurance carriers to design proprietary fixed annuity and life insurance products to be marketed by Legacy Marketing Group. All of these products include guarantees for the benefit of policyholders that are designed to be unique in the insurance marketplace. Although the guarantees are known as Legacy’s Cornerstone Guarantees, they are guaranteed by the issuing insurance carriers. Legacy’s Cornerstone Guarantees generally include:

•	a contractually guaranteed maximum administrative fee,

•	the ability to allocate among various cash value strategies, and

•	life insurance products providing a guarantee that the cost of insurance will be no greater than the yearly renewable term rates provided by the reinsurers of the insurance policies, with changes in the cost of insurance resulting solely from changes in the policies’ future experience factors.

     In addition to the marketing agreements, Legacy Marketing Group has entered into administrative agreements with each of the four insurance carriers. Under the terms of the administrative agreements, we provide clerical, administrative and accounting services with respect to the insurance policies. These services include billing, collecting and remitting premium for the policies. For providing these services, the insurance carriers pay us per transaction, with the amount of the fee depending on the type of policy and type of service. Administrative services with respect to the insurance policies are performed at our headquarters in Petaluma, California and at our facilities in Rome, Georgia.

     Neither the marketing agreements nor the administrative agreements prevent us from entering into similar arrangements with other insurance companies. However, the marketing agreements with Transamerica and John Hancock prevent us from marketing products with other carriers which are substantially similar to those being offered under the respective marketing agreements. In addition, under the terms of the marketing agreements with American National, we are obligated to give American National the opportunity to participate in the marketing of any new products developed by us.

     The marketing and administrative agreements with American National expire February 28, 2002, but may be renewed by mutual agreement for successive one-year terms. The agreements may be terminated by either party upon 180 days notice without cause, and may be terminated by either party immediately for cause. We are in the process of re-negotiating the marketing and administrative agreements with American National. The marketing and administrative agreements with Transamerica and John Hancock do not have fixed terms but may be terminated by either party upon twelve months notice without cause, and may be terminated by either party immediately for cause.

     The marketing and administrative agreements with John Hancock were entered into in January 2001, and we began marketing and administering products during the fourth quarter of 2001.

     In November 2001, Legacy Marketing Group announced that it will be phasing out marketing of IL Annuity products. The phaseout will occur from December 15, 2001 to March 31, 2002, depending on the product line. We currently intend to administer IL Annuity products and support current policyholders after the phaseout period.

     During 2000, Legacy Marketing Group entered into an agency agreement with Bankers United Life Assurance Company which authorizes us to solicit, through our network of Producers, sales of long-term care insurance products underwritten by Bankers United Life Assurance Company. For this solicitation, we receive commissions based on the volume of premium sold. The agency agreement may be terminated by either party with fifteen days notice without cause, and may be terminated by either party immediately for cause. Legacy Marketing Group is licensed in virtually every state to sell long-term care insurance products and began actively marketing these products in September 2000.

     Through our wholly-owned broker-dealer subsidiary, Legacy Financial Services, Inc., we sell variable annuity and life insurance products, mutual funds, and debt and equity securities. Legacy Financial Services has entered into marketing and administrative agreements primarily with other broker-dealers that give it the non-exclusive right to sell and administer investment products on behalf of those broker-dealers. Sales of investment products are conducted through Legacy Financial Services’ network of independent registered representatives (who we refer to as “Representatives”). Under the marketing and administrative agreements, we are compensated based upon predetermined percentages of production. The agreements may be terminated by either party upon thirty days written notice. During the nine months ended September 30, 2001, Legacy Financial Services accounted for approximately 4% of our consolidated revenues.

     Prior to February 2001, LifeSurance Corporation, a wholly-owned subsidiary headquartered in Des Moines, Iowa, conducted sophisticated educational programs that provided continuing education credits for Producers at various locations throughout the United States. Producers paid fees to attend the seminars and purchased educational materials that could be used in promoting the sale of life insurance and annuity policies and estate planning concepts. The seminars and educational materials were marketed under the business name Wealth Transfer Educational Systems. In February 2001, we announced a plan to significantly reduce LifeSurance Corporation’s operations. All employees were either terminated or transferred to Legacy Marketing Group. In November 2001, our Board of Directors voted to completely dissolve the LifeSurance corporate entity. We anticipate the dissolution to be completed before December 31, 2001.

     Legacy Advisory Services, Inc. is a wholly-owned subsidiary, incorporated in the state of California, for the purpose of operating as an “investment advisor,” as defined by and regulated under the Investment Advisors Act of 1940. Legacy Advisory Services is registered with the Securities and Exchange Commission as an investment advisor and has conducted limited operations to date.

     During 2000, we formed Imagent Online, LLC, a Delaware limited liability company and a wholly-owned subsidiary. In May 2000, Imagent invested in prospectdigital, LLC, which is developing an Internet-based customer relationship management product. Imagent has no other operations and has generated no revenues to date.

     In December 2000, we purchased the assets and name of Values Financial Network, Inc. and formed a wholly-owned subsidiary. Values Financial Network is a Delaware corporation engaged in the business of values-based investment screening, and has generated nominal revenues to date.

THE OFFERING

Securities Being Offered	Stock options to purchase 21,000,000 shares of Series A Common Stock.

21,000,000 shares of Series A Common Stock with no par value.

Offering Price	The offering price of the stock options and shares will be as determined by the committees that administer the stock option and award plans.

Terms of Offering	Stock options will be issued under the terms of our stock option and award plans for no tangible consideration.

Shares of common stock will be issued:

  Upon the exercise of stock options granted under the terms of our Amended and Restated Producer Stock Award and Option Plan.

  Upon awards of shares of common stock granted under the terms of our Amended and Restated Producer Stock Award and Option Plan.

  Upon the exercise of stock options granted under the terms of our Amended and Restated 1998 Stock Option Plan.

Capital Structure	As of November 30, 2001, there were 25,046,000 shares of our Series A Common Stock and 584,000 shares of our Series B Common Stock issued and outstanding.

Voting Rights

  Each share of Series A and Series B Common Stock is entitled to one vote on all matters submitted to a vote of shareholders.

  Holders of shares of Series A and Series B Common Stock vote together as a single class on all matters submitted to a vote of our shareholders except those matters that affect the holders of one series in a different manner than the other series.

  A majority of shares of Series A and Series B Common Stock eligible to vote at a meeting constitutes a quorum for voting purposes.

  Under Section 708 of the California Corporations Code, in the election of individuals to our Board of Directors, each shareholder may cumulate his votes and give any one candidate a number of votes to which the shareholder’s shares are entitled, or may distribute his votes among as many candidates as the shareholder wishes. However, no shareholder may cumulate his votes unless the candidates’ names have been placed in nomination prior to the voting and at least one shareholder has given notice at the meeting prior to the voting of his intent to cumulate votes.

Use of Proceeds	The proceeds from this offering, if any, will be used for working capital and general corporate purposes.

Dividend Policy	To date, we have not paid any dividends on our Series A or Series B Common Stock. We do not anticipate paying dividends on any of our outstanding common stock in the foreseeable future.

FORWARD-LOOKING STATEMENTS

      This prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” and “Our Business,” contains forward-looking statements. These statements relate to future events concerning our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our industry’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continued,” or the negative of these terms or other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.”

RISK FACTORS

      Investment in our company is subject to certain risks. Prospective investors should carefully consider, together with the information contained elsewhere in this prospectus, the following:

      The absence of a public market for our common stock may limit liquidity and affect the price of the shares.

      There is currently no active public market for the shares of our common stock. Unless and until a market for the shares of our common stock develops, owners of these shares may not be able to quickly liquidate their investment. This lack of an active market may significantly limit the ability of owners to sell the shares and could adversely affect the price of the shares.

      Our performance will depend on the continued growth of Legacy Marketing Group.

      Our growth is, and for the foreseeable future will continue to be, dependent on Legacy Marketing Group’s ability to design, market and administer fixed annuity and life insurance products. The ability of Legacy Marketing Group to successfully perform these services could be affected by many factors, including:

•	The ability of Legacy Marketing Group to recruit, train, and motivate Producers.

•	The degree of market acceptance of the products marketed on behalf of our insurance carriers.

•	The relationship between Legacy Marketing Group and our insurance carriers.

•	The failure of Legacy Marketing Group to comply with federal, state and other regulatory requirements applicable to the sale or administration of insurance products.

•	Competition from other financial services companies in the sale and administration of insurance products.

      Our future growth depends on the timing and success of our sales efforts.

      A large percentage of our revenue is derived from sales of fixed annuities whose historical crediting rates are directly affected by financial market conditions. Changes in market conditions can affect demand for these annuities. Our future success depends on our ability to introduce and market new products and services that are financially attractive and address our customers’ changing demands. We may experience difficulties that delay or prevent the successful design, development, introduction, marketing, or administration of our products and services. These delays may cause customers to forego purchases of our products and services and instead purchase those of our competitors. The failure to be successful in our sales efforts could have a material adverse effect on our operating results, financial condition and prospects.

      We depend on a limited number of sources for our products.

      Legacy Marketing Group has entered into marketing agreements and administrative services agreements with four insurance carriers: American National, IL Annuity, Transamerica, and John Hancock. During 2000, 9.8%, 29.0%, and 50.5% of our total consolidated revenue resulted from agreements with American National, IL Annuity, and Transamerica, respectively. During the nine months ended September 30, 2001, 6.4%, 19.3%, and 69.2% of our total consolidated revenue resulted from agreements with American National, IL Annuity, and Transamerica, respectively.

      In November 2001, we announced that Legacy Marketing Group will be phasing out marketing of IL Annuity products. The phaseout will occur from December 15, 2001 to March 31, 2002, depending on the product line. Legacy Marketing Group currently intends to administer IL Annuity products and support current policyholders after the phaseout period.

      The agreements with American National expire on February 28, 2002, but may be renewed by mutual agreement for successive one-year terms. These agreements may be terminated by either party upon 180 days notice without cause, and may be terminated by either party immediately for cause. The agreements with Transamerica and John Hancock do not have a fixed term but may be terminated by either party upon twelve months notice.

      Any interruption, deterioration, or termination of the relationship with any of our insurance carriers could be disruptive to our business and harm our results of operations and financial condition.

      We have experienced loss in recent years.

      Although we had consolidated net income of $459,000 for the nine months ended September 30, 2001, we incurred a net loss of $3.6 million for the year ended December 31, 2000. We intend to continue to invest in marketing, operations, technology, and product development. As a result, we will need to generate continued increases in revenue and reduce our operating costs to maintain profitability.

      We may be unable to effectively fund our working capital requirements.

      If our cash inflows and existing cash and investments, including the net proceeds generated by this offering, becomes insufficient to support future operating requirements or the redemption of our common stock, we will need to obtain additional funding either by raising additional debt or issuing equity to the public or private capital markets. There can be no assurance that such additional funding will be available on terms suitable for us. Our failure to raise additional funding when needed could have a material adverse effect on our business, results of operations and financial condition. If additional funds are raised through the issuance of equity securities, the ownership percentage of our then-current shareholders would be reduced. Furthermore, any equity securities issued in the future may have rights, preferences, or privileges senior to that of our existing common stock.

      Intense and increasing competition in financial services could harm our business.

      The life insurance and annuity business is rapidly evolving and intensely competitive. We compete with a number of other companies, many of which have significantly longer operating histories, greater name recognition, larger customer bases, and significantly greater financial, technical, and marketing resources than we do. Our competitors may respond more quickly than us to new or emerging products and changes in customer requirements. There can be no assurance that we will be able to compete successfully. In addition, our business model relies on independent insurance producers to effectively market our products competitively. Maintaining relationships with these producers requires introducing new products to the market in an efficient and timely manner, offering competitive commission schedules, and providing superior marketing, training, and support. Due to competition among insurance companies and insurance marketing organizations for successful producers, there can be no assurance that we will be able to retain some or all of our top Producers.

      We may be adversely affected if we fail to attract and retain key personnel.

      Our success depends largely on the skills, experience and performance of certain key members of our management. If we lose one or more of these key employees, particularly Lynda L. Regan, Chairman of the Board and Chief Executive Officer, and R. Preston Pitts, President, Chief Operating Officer, and Secretary, our business, operating results, and financial condition could be materially adversely affected. Our success also depends on our continued ability to attract, retain, and motivate highly skilled employees. Competition for employees in our industry is intense, particularly for personnel with training and experience. We may be unable to retain our key employees or to attract, assimilate, or retain other highly qualified employees in the future.

      Our principal shareholder could control shareholder votes and our management and affairs.

      Lynda L. Regan, Chairman of the Board and Chief Executive Officer, owns approximately 47% of the outstanding shares of Series A Common Stock. Through her stock ownership, role on the Board of Directors and management position, Ms. Regan will continue to have significant control over all matters submitted to the shareholders for approval (including the election of members to our Board of Directors and removal of Board Members, adopting amendments to our bylaws or articles of incorporation, and any merger, consolidation, or sale of all or substantially all of our assets). Accordingly, the concentration of ownership may delay, defer, or prevent a change in control or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company. This could, in turn, have an adverse effect on our business, financial condition, and results of operations.

      The ability to issue new preferred stock could adversely affect existing shareholders.

      We may issue shares of preferred stock from time to time in one or more series. The Board of Directors is authorized by our articles of incorporation to determine the voting, dividend, redemption and liquidation preferences and limitations pertaining to each series. The voting and other rights of this preferred stock could adversely affect the voting power of the holders of our common stock and could have certain antitakeover effects. The ability of the Board of Directors to issue preferred stock without shareholder approval could have the effect of delaying, deferring, or preventing a change in control of our company or the removal of existing management. We currently have no plans to issue any preferred stock in the foreseeable future. The Board of Directors may make any determination to issue these shares based on their judgment as to our best interests and those of our shareholders, subject to certain limitations. See “Description of Capital Stock” beginning on page 17.

      Our obligation to repurchase stock could have an adverse effect on working capital.

      We are obligated to redeem 4,292,000 shares of Series A Common Stock and all of the shares of Series B Common Stock outstanding at the option of the holders of such shares. The price per share is based on the estimated fair market value of the stock on the redemption date. The redemption of all of these shares at one time or over a short period of time could have a material adverse effect on our cash position. See “Description of Capital Stock” beginning on page 17.

      We may face increased governmental regulation and legal uncertainties.

      As a result of being licensed as an insurance agency, Legacy Marketing Group’s business practices are subject to regulation, including its sales practices and fiduciary responsibilities. As a result of being licensed as a third party administrator, Legacy Marketing Group is subject to regulation regarding the administration of policies and other fiduciary duties.

      Increased national attention to the insurance industry has resulted in examination by the National Association of Insurance Commissioners and state insurance departments of existing laws and regulations affecting insurance companies, especially those laws and regulations involving insurance company solvency, fair and ethical marketing practices, and investment policies. Although we are not an insurance company, changes in the regulatory environment that affect our insurance carriers can impact our operations and the products we offer.

      Legacy Financial Services is registered as a broker-dealer with, and is subject to regulation by, the SEC and the NASD. As a result of federal and state broker-dealer registration and self-regulatory organization memberships, Legacy Financial Services is subject to regulation that covers many aspects of its securities business. This regulation covers matters such as capital requirements, recordkeeping and reporting requirements, and employee-related matters, including qualification and licensing of supervisory and sales personnel. Also, these regulations include supervisory and organizational procedures intended to ensure compliance with securities laws and prevent improper trading on material nonpublic information. Rules of the self-regulatory organizations are designed to promote high standards of commercial honor and just and equitable principles of trade. A particular focus of the applicable regulations concerns the relationship between broker-dealers and their customers. As a result, many aspects of the broker-dealer customer relationship are subject to regulation, including “suitability” determinations as to customer transactions, limitations in the amounts that may be charged to customers, and correspondence with customers.

      Compliance with many of the regulations applicable to Regan Holding Corp. or our subsidiaries involves a number of risks, particularly because regulations in a number of areas may be subject to varying interpretation. Regulators make periodic examinations and review annual, monthly, and other periodic reports on our operations and financial condition. In the event of a violation of, or noncompliance with, any applicable law or regulation, regulators may institute administrative or judicial proceedings that may result in censure, fine, civil penalties (including treble damages in the case of insider trading violations), criminal penalties, the issuance of cease-and-desist orders, the deregistration or suspension of a noncompliant broker-dealer, the suspension or disqualification of a broker-dealer’s officers or employees, and other adverse consequences. These violations or noncompliance could also subject us and/or our employees to civil actions by private persons. Any proceeding alleging violation of, or noncompliance with, laws and regulations applicable to Regan Holding Corp. or our subsidiaries could have a material adverse effect upon our business, financial condition, results of operations, and business prospects.

We believe that we are currently in compliance with all applicable regulatory requirements.

      We operate in an industry in which there is significant risk of litigation.

      As a professional services firm primarily engaged in marketing and administering life insurance and annuity products, we encounter litigation in the normal course of business. Although it is difficult to predict the ultimate outcome of these cases, management believes, based on discussions with legal counsel, that the ultimate disposition of these claims will not have a material adverse effect on our financial condition, cash flows or results of operations. In addition, companies in the life insurance industry have been subject to substantial claims involving sales practices, agent misconduct, failure to properly supervise agents, and other matters in connection with sale of life insurance, annuities, and other investment products. Increasingly, these lawsuits have resulted in the award of substantial judgments, including material amounts of punitive damages that are disproportionate to the actual damages. In some states juries have substantial discretion in awarding punitive damages that creates the potential for material adverse judgments in litigation. If any similar lawsuit or other litigation is brought against us, such proceedings may have a materially adverse effect on our business, financial condition, or results of operations.

      Changes in tax laws could adversely affect the marketability of certain of our products.

      Under the Internal Revenue Code of 1986, as amended, income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. This favorable tax treatment may give some of our products a competitive advantage over other noninsurance products. If the tax code is revised to reduce the tax-deferred status of life insurance and annuity products, or to increase the tax-deferred status of competing products, our business could be adversely impacted. In addition, some products that we sell receive favorable estate tax treatment under the tax code. If the tax code is revised to change existing estate tax laws, our business could be adversely affected. We cannot predict the future tax initiatives that the President or Congress may propose that may affect us.

USE OF PROCEEDS

      The primary purpose of this offering is not to provide proceeds for Regan Holding Corp. for a particular purpose but to provide incentives for Producers, Representatives, Board Members and employees to generally promote the success of our business. The net proceeds that become available to us from the issuance of shares upon the exercise of stock options will be added to our general funds and are intended primarily for increasing sales and overall company performance.

DETERMINATION OF OFFERING PRICE

      The stock option exercise prices will generally be equal to the estimated fair market value of the underlying common stock on the grant date. The fair market value is estimated by management and discounted for lack of marketability and for lack of control. The exercise prices for incentive stock options granted to employees who own 10% or more of our common stock are equal to 110% of the fair market value of the common stock on the stock option grant date. Management’s estimate is derived from a third-party independent valuation performed semiannually. The stock option and award plans are administered by committees which are appointed by the Board of Directors. Stock options granted under the plans are granted for no monetary consideration.

DESCRIPTION OF OUR STOCK OPTION AND AWARD PLANS

General

      The following is a description of the material terms and provisions relating to our stock option and award plans. Because it is a summary, the following description is not complete and is subject to and qualified in its entirety by reference to our articles of incorporation, and our bylaws, as amended and restated. Our articles of incorporation and our bylaws are filed or incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

     In addition, there is also a general discussion of certain potential material U.S. federal income tax aspects of the receipt of a stock award or the receipt and exercise of options under Regan Holding Corp.’s stock option and award plans. It does not take into account the particular facts and circumstances of each grantee. As a result, the income tax consequences may not apply to each grantee. Accordingly, each grantee should consult his tax advisor regarding the specific tax consequences of the receipt of an award of shares, or the receipt and exercise of options under our stock option and award plans, including but not limited to, the application and effect of federal, state, local, and other tax laws and the possible effects of changes in such laws.

     The Board of Directors has adopted the Regan Holding Corp. Amended and Restated Producer Stock Award and Option Plan (the “Producer Plan”) and the Amended and Restated 1998 Stock Option Plan (the “Employee Plan”). The purpose of the Producer Plan is to provide an incentive to Legacy Marketing Group Producers and Legacy Financial Services Representatives who market products on our behalf, and to align the interest of these individuals with those of our shareholders. The purpose of the Employee Plan is to provide an incentive to members or our Board of Directors and employees of our subsidiaries, increase their interest in our welfare, and aid in attracting and retaining employees and Board members of outstanding ability.

Participation/Types of Awards

     The Employee Plan provides for grants of stock options to purchase shares of our Series A Common Stock to Board members and employees of our subsidiaries. The types of grants are incentive stock options and non-qualified stock options. The difference between these types of options are discussed later in this section under the heading “Federal Income Tax Aspects of the Plans to Stock Option Holders.” Non-employee members of the Board of Directors may only be granted non-qualified stock options under the Employee Plan.

     The Producer Plan provides for grants of non-qualified stock options and awards of common stock to Legacy Marketing Group Producers and Legacy Financial Services Representatives. Incentive stock options may not be granted under the Producer Plan.

Administration

     The Producer and Employee Plans are each administered by one or more committees. The members of these committees consist of Lynda L. Regan, R. Preston Pitts, and G. Steven Taylor, each an officer of Regan Holding Corp. In addition, a special committee consisting of non-employee Board members, each of whom is a “disinterested person” under Rule 16b-3 of the Exchange Act, administers the Employee Plan. The committees have authority to:

•	Determine eligibility of Producers, Representatives, employees, and Board members to participate in the respective stock option and award plans.

•	Grant stock options and awards of common stock under the respective stock option and award plans.

•	Determine whether the stock options granted under the Employee Plan will be non-qualified stock options or incentive stock options.

•	Interpret the respective stock option and award plans.

•	Prescribe, amend, and rescind rules and regulations relating to the respective stock option and award plans.

•	Determine the terms and provisions of written agreements evidencing the granting of stock options under either of the respective stock option and award plans or the granting of awards of common stock under the Producer Plans.

     Any controversy or claim related to one of the Plans will be determined by the respective committee. Any determination, decision, or action of a committee in connection with the construction, interpretation, administration, implementation, or maintenance of the respective Plan shall be final, conclusive, and binding upon all persons to whom a stock option or award is granted and all persons claiming under or through any grantee.

Term and Termination

     Each of the Plans became effective on January 1, 1998. The Board of Directors may, at any time, alter, amend, suspend, discontinue, or terminate either of the Plans, provided that this action does not adversely affect the right of any holder of a stock option or stock award previously granted under either of the Plans, and provided that certain amendments to the Employee Plan are subject to the approval of our shareholders.

Shares Subject to the Plan

     The total number of shares of common stock underlying stock options to be granted under the Employee Plan may not exceed 8.5 million and the total number of shares of common stock underlying stock options or stock awards to be granted under the Producer Plan may not exceed 12.5 million. As of November 30, 2001, there were 5.5 million options outstanding under the Employee Plan and 9.7 million options outstanding under the Producer Plan. In the event of any change in capitalization affecting our common stock, the Board of Directors will authorize and make proportionate adjustments to the stock options, if any, as the Board deems appropriate.

     During the effectiveness of this offering, stock options granted under the Plans to officers, Board members, and direct or indirect beneficial owners of more than ten percent of our equity securities will not exceed twenty percent of the issued and outstanding shares of our equity securities on the date the stock options are granted.

Payment of Exercise Price

     The purchase price for common stock subject to an option is payable upon exercise of a stock option in cash, check, bank draft, postal or express money order, or in the discretion of the respective committee, in shares of common stock.

Termination of Producer/Representative/Employment/Board Member Status

Producer Plan

     Under the terms of the Producer Plan, if a grantee’s status as a Producer is terminated for any reason, all unvested options held by the grantee on the termination date shall expire immediately, provided that the termination shall not affect the grantee’s rights with respect to the exercise of any options which have vested as of the date of the termination.

Employee Plan

     Under the terms of the Employee Plan, if a grantee is an officer or Board member and the grantee’s employment with us or status as an officer or Board member is terminated as a result of retirement at or after age 62, by reason of disability (as defined in the Employee Plan), or death, all stock options held by the grantee on the date of termination will immediately vest and become fully exercisable provided that the stock options are exercised by the earlier of six months after the date of termination or the date the stock options would otherwise expire. Options that are not exercised during the six-month period immediately following the date of termination will be forfeited.

     If a grantee is not an officer or Board member, and the grantee’s employment with us is terminated as a result of retirement at or after age 62, by reason of disability (as defined in the Plan), or death, all stock options held by the grantee that were exercisable on the date of termination will be exercisable by the earlier of six months after the date of termination, or the date the stock option would otherwise expire. Options that are not exercised during the six-month period immediately following the date of termination will be forfeited.

     If a grantee’s employment with us or status as an officer or Board member is terminated for cause (as defined in the Employee Plan), all unexercised stock options held by the grantee on the date of the termination will be forfeited.

     If the grantee’s employment with us or status as an officer or Board member is voluntarily terminated other than as a result of retirement at or after age 62, all unexercised stock options held by the grantee on the date of the termination will be exercisable to the extent they were exercisable on the date of the termination, provided that they are exercised by the earlier of thirty days after the date of termination or the date the options would otherwise expire. Options that are not exercised during the thirty-day period immediately following the date of the termination will be forfeited.

     If a grantee’s employment with us or the status as an officer or Board member is terminated for any reason other than as previously described, only those stock options that were vested and fully exercisable at the time of termination may be exercised provided that the options are exercised by the earlier of three months after the date of termination, or the date the option would otherwise expire. Options that are not exercised during the three-month period immediately following the date of termination will be forfeited. Any of these provisions may be altered by the respective committee provided that the altered terms are reflected in the applicable option agreement.

Grant Information

     The Employee Plan limits the number of shares of common stock that may be subject to incentive stock options granted to any individual, and also limits that amount of incentive stock options which become exercisable for the first time during a calendar year.

     At the time of grant, if the fair market value of common stock subject to incentive stock options that become exercisable for the first time during a calendar year exceeds $100,000, the shares of common stock in excess of this amount will be treated as non-qualified stock options.

     The committees that administer the stock option and award plans, in their sole discretion, shall determine whether the stock options become exercisable in one or more installments, specify the installment dates, and determine the total period during which the options become exercisable.

Federal Income Tax Aspects of the Plans to Stock Option Holders

Grant

     Generally, there are no federal income tax consequences to the holder of a stock option solely by reason of the grant of an incentive stock option or a non-qualified stock option under either of the Plans, provided that, in the case of a non-qualified stock option, the option does not have a readily ascertainable fair market value at the date of grant.

Exercise

     An employee exercising incentive stock options under the Employee Plan will receive the following federal income tax treatment related to incentive stock options, provided that the employee remains employed by us from the time that the incentive stock options are granted until three months before the incentive stock options are exercised.

     The exercise of an incentive stock option is not a taxable event for regular federal income tax purposes. However, an exercise may give rise to an alternative minimum tax liability.

     Upon the exercise of a non-qualified stock option, the holder of the option will generally recognize ordinary income in an amount equal to the excess of the fair market value of the stock at the time of exercise over the amount paid as the exercise price. The ordinary income recognized in connection with the exercise of a non-qualified stock option will be subject to both wage and employment tax withholding.

     The holder’s tax basis in the stock acquired by exercising an option will be the amount paid upon exercise plus, in the case of a non-qualified stock option, the amount of ordinary income recognized by the option holder upon exercise.

Qualifying Disposition

     If an option holder disposes of stock acquired upon exercise of an incentive stock option in a taxable transaction, and this disposition occurs more than two years from the date on which the option is granted and more than one year after the date on which the stock is transferred to the option holder, the option holder will recognize long-term capital gain or loss equal to the difference between the amount realized upon disposition and the option holder’s adjusted basis in the stock (generally the option exercise price).

Disqualifying Disposition

     If an option holder disposes of stock acquired upon exercise of an incentive stock option (other than in certain tax-free transactions) within two years from the date on which the incentive stock option is granted or within one year after the transfer of the stock to the option holder, then at the time of disposition the option holder will generally recognize ordinary income equal to the lesser of (a) the excess of the stocks’ fair market value on the date of exercise over the exercise price paid by the option holder or (b) the option holder’s actual gain (i.e. the excess, if any, of the amount realized on the disposition over the exercise price paid by the option holder).

     If the amount realized on a taxable disposition of the stock obtained by exercising an incentive stock option exceeds the fair market value of the stock on the date of the exercise, then the option holder will recognize a capital gain in the amount of such excess. If the option holder incurs a loss on the disposition (i.e. if the amount realized is less than the exercise price paid by the option holder), then the loss will be a capital loss. The capital gain or loss will be long-term or short-term depending on whether the stock was held for more than one year from the date the stock was transferred to the option holder.

Other Disposition

     If an option holder disposes of stock acquired upon exercise of a non-qualified stock option in a taxable transaction, the option holder will recognize capital gain or loss in an amount equal to the difference between the option holder’s basis (as discussed above) in the stock sold and the amount realized upon disposition. Any such capital gain or loss (and any capital gain or loss recognized on a disqualifying disposition of stock acquired upon exercise of incentive stock options as discussed above) will be long-term or short-term depending on whether the stock was held for more than one year from the date the stock was transferred to the option holder.

Alternative Minimum Tax

     The exercise of incentive stock options (but not non-qualified stock options) will generally result in an upward adjustment to the option holder’s alternative minimum taxable income in the year of exercise by an amount equal to the excess, if any, of the fair market value of the stock on the date of exercise over the exercise price. The basis of the stock acquired, for alternative minimum tax purposes, will equal the exercise price increased by the prior upward adjustment of the taxpayer’s alternative minimum taxable income as a result of the exercise of the incentive stock option. This will result in a corresponding downward adjustment to the option holder’s alternative minimum taxable income in the year of the stock disposition.

Federal Income Tax Aspects of the Plans to Stock Award Recipients

Grant

     Upon the grant of a stock award, the recipient will generally recognize ordinary income in an amount equal to the fair market value of stock received. The recipient’s tax basis in the stock acquired will be equal to the amount of ordinary income recognized by the recipient upon the grant.

Disposition

     If the recipient of a stock award disposes of stock acquired in a taxable transaction, the recipient of the award will recognize capital gain or loss in an amount equal to the difference between the recipient’s basis in the stock sold and the amount realized upon disposition. Any capital gain or loss will be long-term or short-term depending on whether the stock was held for more than one year from the date the stock was awarded.

Federal Income Tax Consequences to Regan Holding Corp.

     There are no federal income tax consequences to us for granting incentive or non-qualified stock options, or by the exercise of incentive stock options, except for disqualifying dispositions.

     At the time the option holder recognizes ordinary income from the exercise of a non-qualified stock option, or a stock award recipient recognizes ordinary income upon the receipt of the stock, we will be entitled to a federal income tax deduction in the amount of the ordinary income recognized. However, we must satisfy our withholding obligations described below.

     To the extent the option holder recognizes ordinary income by reason of a disqualifying disposition of stock acquired upon exercise of incentive stock options, we will be entitled to a corresponding deduction in the year in which the disqualifying disposition occurs.

     We will be required to report any ordinary income recognized by a grantee to the IRS and withhold income and employment taxes (as appropriate, for employees only) for the exercise of a non-qualified stock option, by a disqualifying disposition of an incentive stock option, or by the receipt of a stock award.

PLAN OF DISTRIBUTION

     The stock options and common stock being offered here may be granted or sold under the terms of the Producer or Employee Plans either: (i) by employees of ours who have other duties in connection with our business in those jurisdictions where authorized to do so, or (ii) through our wholly-owned broker-dealer subsidiary, Legacy Financial Services, Inc. Neither these employees nor Legacy Financial Services will receive a commission or other compensation in connection with the offer and sale of the stock options or common stock being offered. We have agreed to indemnify Legacy Financial Services against certain liabilities, including liabilities under the Securities Act of 1933.

DESCRIPTION OF OUR CAPITAL STOCK

Capital Structure

     Our total authorized capital stock consists of 100,000,000 shares of common stock, which is divided into one or more series, and 100,000,000 shares of preferred stock. There are currently two series of common stock authorized:

•	Series A Common Stock of which 45,000,000 shares are authorized and 25,046,000 were outstanding as of November 30, 2001, and

•	Series B Common Stock of which 615,000 are authorized and 584,000 shares were outstanding as of November 30, 2001.

•	All of the outstanding shares of Series A Common Stock and Series B Common Stock are fully paid and non-assessable.

•	Shareholders do not have pre-emptive rights to purchase additional shares of common stock.

•	There are no shares of preferred stock currently outstanding, and we will not offer preferred stock unless its issuance is approved by a majority of our independent, disinterested Board members. These Board members do not have an interest in the transaction and have access, at our expense, to our counsel or to our independent legal counsel.

Voting Rights

•	Each share of Series A and Series B Common Stock is entitled to one vote on all matters submitted to a vote of shareholders.

•	Holders of shares of Series A and Series B Common Stock vote together as a single class on all matters submitted to a vote of our shareholders except those matters that affect the holders of one series in a different manner than the other series.

•	A majority of shares of Series A and Series B Common Stock eligible to vote at a meeting constitutes a quorum for voting purposes.

•	Under Section 708 of the California Corporations Code, in the election of individuals to our Board of Directors, each shareholder may cumulate his votes and give any one candidate a number of votes to which the shareholder’s shares are entitled, or may distribute his votes among as many candidates as the shareholder wishes. However, no shareholder may cumulate his votes unless the candidates’ names have been placed in nomination prior to the voting and at least one shareholder has given notice at the meeting prior to the voting of his intent to cumulate votes.

Distributions of Common Stock

     Holders of Series A Common Stock and Series B Common Stock are entitled to receive distributions out of any funds legally available. The distributions are payable pro rata based on the total number of shares of each series held to the total number of shares of outstanding common stock. No distribution may be made to the holders of any series of common stock unless the distribution is also made on a pro rata basis to the holders of each other series of outstanding common stock.

Issuances of Preferred and Common Stock

     The Board of Directors may, without further action by our shareholders, issue shares of preferred stock or issue additional series of common stock. However, the Board of Directors has no current intention to do so.

Redeemable Common Stock

     Prior to December 31, 1992, we issued 5,935,000 shares of Series A Redeemable Common Stock at prices ranging from $1.00 to $2.25 per share. This stock was issued in accordance with the terms of the 701 Asset Accumulator Program (the “701 Plan”) between us, our Producers and employees, and the Confidential Private Placement Memorandum and Subscription Agreement (the “Subscription Agreement”) between Regan Holding Corp. and certain accredited investors. Under the terms of the 701 Plan and the Subscription Agreement, the Series A Redeemable Common Stock may be redeemed at the option of the holder after being held for two consecutive years, at a redemption price based on current market value, subject to our ability to make such purchases under applicable corporate law. In connection with a merger in 1991 between us and LifeSurance Corporation, 615,000 shares of Series B Redeemable Common Stock were authorized and issued in exchange for all of the outstanding stock of LifeSurance Corporation. Under the merger agreement, the Series B Redeemable Common Stock may be redeemed by the holder in quantities of up to 10% per year, at a redemption price based on current market value, provided that the redemption is in accordance with applicable corporate law. As of November 30, 2001, 4,292,000 shares of Series A Redeemable Common Stock and 584,000 shares of Series B Redeemable Common Stock remained outstanding.

Transfer Agent

     Computershare Investor Services LLC is the transfer agent and registrar for our shares of common stock.

MARKET PRICE OF AND DIVIDENDS ON THE COMPANY’S COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS

      There is no established public trading market for any of our stock. As of November 30, 2001, our Series A Common Stock was held by 1,000 shareholders of record and Series B Common Stock was held by 10,000 shareholders of record.

      The Board of Directors may, at its sole discretion, declare and pay dividends on our common stock, subject to capital and solvency restrictions under California law. Our ability to pay dividends is dependent on the ability of our subsidiaries to pay dividends or make other distributions. To date, we have not paid any dividends on our common stock and we do not anticipate paying any dividends in the foreseeable future.

LEGAL MATTERS

      The validity of the stock options and the shares of common stock offered here have been passed upon for us by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations.

EXPERTS

      The consolidated financial statements as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 incorporated by reference in this prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

     This prospectus, which is part of the registration statement, does not contain all the information contained in the registration statement or in the exhibits to the registration statement. For further information with respect to our company and to our common stock, you should review the registration statement and the exhibits. We also file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public on the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the regional offices of the SEC located at 233 Broadway, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

IMPORTANT INFORMATION INCORPORATED INTO THIS PROSPECTUS

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until we sell all of the securities covered by this prospectus:

–	Our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2000.

–	Our Quarterly Report on Form 10-Q for the period ended March 31, 2001.

–	Our Quarterly Report on Form 10-Q for the period ended June 30, 2001.

–	Our Quarterly Report on Form 10-Q for the period ended September 30, 2001.

–	Our Current Report on Form 8-K dated December 27, 2000 and filed January 11, 2001.

–	Our Current Report on Form 8-K dated December 8, 2000 and filed February 8, 2001.

–	Our Current Report on Form 8-K dated June 21, 2001 and filed July 6, 2001.

–	Our Current Report on Form 8-K dated June 21, 2001 and filed September 4, 2001, amending the Form 8-K filed on July 6, 2001.

–	Our Proxy Statement dated August 31, 2001.

We have provided a copy of our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2000 and our Quarterly Report on Form 10-Q for the period ended September 30, 2001 along with this prospectus. In addition, upon the request of any person to whom this prospectus is delivered, we will provide, at no cost, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of the filings containing any of this information by writing or telephoning us at the following address or telephone number:

G. Steven Taylor
Chief Financial Officer
Regan Holding Corp.
2090 Marina Avenue
Petaluma, CA 94954
707-778-8638

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The estimated expenses in connection with the issuance and distribution of the shares of common stock being registered, all of which will be paid by Regan Holding Corp. (the “Company”), are as follows:

Securities and Exchange Commission registration fee	$3484.70

Legal fees and expenses	$75,000.00	*

Accounting fees and expenses	$50,000.00	*

Printing, engraving, and postage expenses	$50,000.00	*

Miscellaneous	$25,000.00	*

Total	$203,484.70	*

*Estimated

Item 15. Indemnification of Officers and Directors

      Article V, Section 8 of the Amended and Restated Bylaws of the Company provides:

      Indemnification of Corporate Agents: The Corporation shall indemnify each of its agents against expenses, judgments, fines, settlements and other amounts, actually and reasonably incurred by such person by reason of such person’s having been made or having been threatened to be made a party to a proceeding by reason of the fact that the person is or was an agent of the Corporation, to the extent permitted by Section 317 of the California Corporations Code. The indemnification provided by this Section shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled to under any other bylaw, agreement, vote of shareholders or disinterested Directors, or otherwise, to the extent such additional rights are authorized in the Articles of Incorporation and by applicable law.

      Section 317 of the California Corporations Code provides in pertinent part:

      (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of the corporation or that the person had reasonable cause to believe that the person’s conduct was unlawful.

      (c) A corporation shall have power to indemnify any person who was in or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent of the corporation, against expenses actually or reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

5	Opinion of LeBoeuf, Lamb, Green & MacRae, L.L.P. *

10(a)	Administrative Services Agreement effective January 1, 1991, as amended, between Allianz Life Insurance Company of North America and the Company.(1)

10(b)(1)	Marketing Agreement effective June 1, 1993, as amended, between American National Insurance Company and the Company.(1)

10(b)(2)	Amendment Three to Marketing Agreement with American National Insurance Company.(2)

10(b)(3)	Amendment Four to Marketing Agreement with American National Insurance Company.(2)

10(b)(4)	Amendment Five to Marketing Agreement with American National Insurance Company.(3)

*	To be filed by amendment.

(1)	Incorporated herein by reference to the Company’s quarterly Form 10-Q for the three months and nine months ended September 30, 1996.

(2)	Incorporated herein by reference to the Company’s quarterly Form 10-Q for the three months and six months ended June 30, 1998.

(3)	Incorporated herein by reference to the Company’s annual report on Form 10-K for the year ended December 31, 1998.

10(b)(5)	Amendment Six to Marketing Agreement with American National Insurance Company (5)

10(b)(6)	Amendment Seven to Marketing Agreement with American National Insurance Company.(2)

10(b)(7)	Amendment Eight to Marketing Agreement with American National Insurance Company.(3)

10(b)(8)	Amendment Nine to Marketing Agreement with American National Insurance Company.(3)

10(b)(9)	Amendment Ten to Marketing Agreement with American National Insurance Company.(4)

10(b)(10)	Amendment Eleven to Marketing Agreement with American National Insurance Company.(9)

10(b)(11)	Amendment Twelve to Marketing Agreement with American National Insurance Company.(9)

10(b)(12)	Amendment Thirteen to Marketing Agreement with American National Insurance Company. (10)

10(b)(13)	Amendment Fourteen to Marketing Agreement with American National Insurance Company. (11)

10(b)(14)	Amendment Sixteen to Marketing Agreement with American National Insurance Company. (12)

10(b)(15)	Amendment Seventeen to Marketing Agreement with American National Insurance Company. (13)

10(b)(16)	Amendment Eighteen to Marketing Agreement with American National Insurance Company. (13)

10(b)(17)	Amendment Nineteen to Marketing Agreement with American National Insurance Company. (14)

10(b)(18)	Amendment Twenty to Marketing Agreement with American National Insurance Company. (15)

10(b)(19)	Amendment Twenty One to Marketing Agreement with American National Insurance Company. (16)

10(b)(20)	Amendment Twenty Two to Marketing Agreement with American National Insurance Company. (17)

10(b)(21)	Amendment Twenty Three to Marketing Agreement with American National Insurance Company. (17)

10(b)(22)	Amendment Twenty Four to Marketing Agreement with American National Insurance Company.

10(c)(1)	Insurance Processing Agreement effective June 1, 1993, as amended, between American National Insurance Company and the Company.(1)

10(c)(2)	Amendment to Insurance Processing Agreement with American National Insurance Company.(2)

10(c)(3)	Amendment Two to Insurance Processing Agreement with American National Insurance Company.(3)

10(c)(4)	Amendment Three to Insurance Processing Agreement with American National Insurance Company.(4)

10(c)(5)	Amendment Four to Insurance Processing Agreement with American National Insurance Company.(5)

10(c)(6)	Amendment Five to Insurance Processing Agreement with American National Insurance Company.(5)

10(c)(7)	Amendment Six to Insurance Processing Agreement with American National Insurance Company.(6)

10(c)(8)	Amendment Seven to Insurance Processing Agreement with American National Insurance Company.(7)

10(c)(9)	Amendment Eight to Insurance Processing Agreement with American National Insurance Company.(7)

10(c)(10)	Amendment Nine to Insurance Processing Agreement with American National Insurance Company.(8)

1)	Incorporated herein by reference to the Company’s annual report on Form 10-K for the year ended December 31, 1994.

2)	Incorporated herein by reference to the Company’s quarterly Form 10-Q for the three months ended March 31, 1998.

3)	Incorporated herein by reference to the Company’s quarterly Form 10-Q for the three months and six months ended June 30, 1998.

4)	Incorporated herein by reference to the Company’s quarterly Form 10-Q for the three months and nine months ended September 30, 1998.

5)	Incorporated herein by reference to the Company’s annual report on Form 10-K for the year ended December 31, 1998.

6)	Incorporated herein by reference to the Company’s quarterly Form 10-Q for the three months ended March 31, 1999.

7)	Incorporated herein by reference to the Company’s quarterly Form 10-Q for the three months and six months ended June 30, 1999.

8)	Incorporated herein by reference to the Company’s quarterly Form 10-Q for the three months and nine months ended September 30, 1999.

9)	Incorporated herein by reference to the Company’s annual report on Form 10-K for the year ended December 31, 1999.

10)	Incorporated herein by reference to the Company’s quarterly Form 10-Q for the three months ended March 31, 2000.

11)	Incorporated herein by reference to the Company’s quarterly report on Form 10-Q for the three months and six months ended June 30, 2000.

12)	Incorporated herein by reference to the Company’s quarterly Form 10-Q for the three months and nine months ended September 30, 2000.

(13)	Incorporated herein by reference to the Company's Form S-1/A Post Effective Amendment No. 1, dated February 2, 2001.

(14)	Incorporated herein by reference to the Company's annual report on Form 10-K for the year ended December 31, 2000.

(15)	Incorporated herein by reference to the Company's quarterly report on Form 10-Q for the three months ended March 31, 2001.

(16)	Incorporated herein by reference to the Company's quarterly report on Form 10-Q for the six months ended June 30, 2001.

(17)	Incorporated herein by reference to the Company's quarterly report on Form 10-Q for the nine months ended September 30, 2001.

10(c)(11)	Amendment Ten to Insurance Processing Agreement with American National Insurance Company.(7)

10(c)(12)	Amendment Eleven to Insurance Processing Agreement with American National Insurance Company.(7)

10(c)(13)	Amendment Twelve to Insurance Processing Agreement with American National Insurance Company. (8)

10(c)(14)	Amendment Thirteen to Insurance Processing Agreement with American National Insurance Company. (9)

10(c)(15)	Amendment Fifteen to Insurance Processing Agreement with American National Insurance Company.(10)

10(c)(16)	Amendment Sixteen to Insurance Processing Agreement with American National Insurance Company. (12)

10(c)(17)	Amendment Seventeen to Insurance Processing Agreement with American National Insurance Company. (12)

10(c)(18)	Amendment Eighteen to Insurance Processing Agreement with American National Insurance Company. (13)

10(c)(19)	Amendment Nineteen to Insurance Processing Agreement with American National Insurance Company. (14)

10(c)(20)	Amendment Twenty to Insurance Processing Agreement with American National Insurance Company. (15)

10(c)(21)	Amendment Twenty One to Insurance Processing Agreement with American National Insurance Company.(17)

10(c)(22)	Amendment Twenty Two to Insurance Processing Agreement with American National Insurance Company.(17)

10(c)(23)	Amendment Twenty Three to Insurance Processing Agreement with American National Insurance Company.

10(d)	Form of Producer Agreement.(1)

10(e)	Lease Agreement dated September 26, 1996, for 1179 North McDowell Blvd., Petaluma, California 94954.(3)

10(f)	Settlement Agreement dated June 18, 1993, among the State of Georgia as receiver for and on behalf of Old Colony Life Insurance Company, other related parties and the Company.(1)

10(g)	401(K) Profit Sharing Plan & Trust dated July 1, 1994.(1)

10(h)	Marketing Agreement effective January 1, 1996 between IL Annuity and Insurance Company and the Company.(2)

10(i)	Insurance Processing Agreement effective January 1, 1996 between IL Annuity and Insurance Company and the Company.(2)

10(j)	Marketing Agreement effective January 1, 1996 between Indianapolis Life Insurance Company and the Company.(2)

10(k)	Insurance Processing Agreement effective January 1, 1996 between Indianapolis Life Insurance Company and the Company.(2)

10(l)	Marketing Agreement effective May 29, 1998 between Transamerica Life Insurance and Annuity Company and Legacy Marketing Group.(4)

10(l)(1)	Amendment Two to Marketing Agreement with Transamerica Life Insurance and Annuity Company. (15)

10(l)(2)	Amendment Three to Marketing Agreement with Transamerica Life Insurance and Annuity Company.(17)

10(m)(1)	Administrative Services Agreement effective May 29, 1998 between Transamerica Life Insurance and Annuity Company and Legacy Marketing Group, as amended.(4)

10(m)(2)	Amendment to the Administrative Services Agreement with Transamerica Life Insurance and Annuity Company.(7)

10(m)(3)	Amendment Two to the Administrative Services Agreement with Transamerica Life Insurance and Annuity Company.(7)

10(m)(4)	Amendment Three to Administrative Services Agreement with Transamerica Life Insurance and Annuity Company. (15)

10(m)(5)	Amendment Four to Administrative Services Agreement with Transamerica Life Insurance and Annuity Company.(17)

10(n)(1)	Lease Agreement dated October 27, 1998 for 2090 Marina Avenue, Petaluma, California(5)

10(n)(2)	Agreement of purchase and sale, dated March 8, 1999, by and among Regan Holding Corp., North McDowell Investments and Jane Crocker.(6)

10(n)(3)	Business Loan Agreement, dated May 6, 1999, by and between Regan Holding Corp. and National Bank of the Redwoods.(6)

10(n)(4)	Promissory Note, dated May 6, 1999, by and between Regan Holding Corp. and National Bank of the Redwoods.(6)

10(n)(5)	Agreement of Purchase and Sale, dated March 8, 2001, by and between Regan Holding Corp. and G & W/Lakeville Corporate Center, LLC. (16)

10(n)(6)	Loan Agreement, dated June 19, 2001, by and between Regan Holding Corp. and Wells Fargo Bank, N.A. (16)

10(n)(7)	Promissory Note Secured by Deed of Trust, dated June 19, 2001, by and between Regan Holding Corp. and Wells Fargo Bank, N.A. (16)

10(o)	Producer Stock Award and Stock Option Plan, as amended.(11)

10(p)	1998 Stock Option Plan, as amended.(11)

13.1	Annual Report filed on Form 10-K/A for the ended December 31, 2000.(18)

13.2	Quarterly Report filed on Form 10-Q for the nine months ended September 30, 2001.(17)

23(a)	Consent of LeBoeuf, Lamb, Greene & MacRae, L.L.P. (Included in Exhibit 5)

23(b)	Consent of PricewaterhouseCoopers LLP

24	Power of Attorney

(1)	Incorporated herein by reference to the Company’s annual report on Form 10-K for the year ended December 31, 1994.

(2)	Incorporated herein by reference to the Company’s annual report on Form 10-K for the year ended December 31, 1995.

(3)	Incorporated herein by reference to the Company’s quarterly Form 10-Q for the three months and nine months ended September 30, 1996.

(4)	Incorporated herein by reference to the Company’s Form 8-K, dated June 1, 1998.

(5)	Incorporated herein by reference to the Company’s quarterly Form 10-Q for the three months and nine months ended September 30, 1998.

(6)	Incorporated herein by reference to the Company’s quarterly Form 10-Q for the three months ended March 31, 1999.

(7)	Incorporated herein by reference to the Company’s annual report on Form 10-K for the year ended December 31, 1999.

(8)	Incorporated herein by reference to the Company’s quarterly Form 10-Q for the three months ended March 31, 2000.

(9)	Incorporated herein by reference to the Company’s quarterly Form 10-Q for the three months and six months ended June 30, 2000.

(10)	Incorporated herein by reference to the Company’s quarterly Form 10-Q for the three months and nine months ended September 30, 2000.

(11)	Incorporated herein by reference to the Company’s Form S-1/A Amendment No. 2, dated February 11, 1999.

(12)	Incorporated herein by reference to the Company's Form S-1/A Post Effective Amendment No. 1, dated February 2, 2001.

(13)	Incorporated herein by reference to the Company's annual report on Form 10-K for the year ended December 31, 2000.

(14)	Incorporated herein by reference to the Company's quarterly report on Form 10-Q for the three months ended March 31, 2001.

(15)	Incorporated herein by reference to the Company's quarterly report on Form 10-Q for the six months ended June 30, 2001.

(16)	Incorporated herein by reference to the Company's Form 8-K, dated June 21, 2001.

(17)	Incorporated herein by reference to the Company's quarterly report on Form 10-Q for the nine months ended September 30, 2001.

(18)	Incorporated herein by reference to the Company's annual report on Form 10-K/A for the year ended December 31, 2000.

Item 17. Undertakings

The Company hereby undertakes:

(1)	To file, during any period in which offers or sales of the securities being registered are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “1933 Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to Directors, Officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a Director, Officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Petaluma, State of California, on December 20, 2001.

REGAN HOLDING CORP. (Registrant)

By: /s/ G. Steven Taylor

G. Steven Taylor, Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

*		December 20, 2001

Lynda L. Regan,	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	(Date)

*		December 20, 2001

R. Preston Pitts	President, Chief Operating Officer and Director	(Date)

*		December 20, 2001

Ute Scott-Smith	Director	(Date)

*		December 20, 2001

Donald Ratajczak	Director	(Date)

*		December 20, 2001

J. Daniel Speight, Jr.	Director	(Date)

/s/ G. Steven Taylor		December 20, 2001

G. Steven Taylor	Chief Financial Officer (Principal Financial and Accounting Officer)	(Date)

*By: /s/ G. Steven Taylor

Attorney-in-fact, pursuant to power of attorney filed as a part of this Registration Statement.